Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

U.S.A.

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

U.S.A.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

One Bryant Park

New York, New York 10036

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

December 7, 2018

Ms. Kathleen Krebs

Mr. William Mastrianna

Mr. Terry French

Ms. Claire Delabar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Tencent Music Entertainment Group (CIK No. 0001744676)
Registration Statement on Form F-1, as amended (File No. 333-227656)

Ladies and Gentlemen:

We hereby join Tencent Music Entertainment Group (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Standard Time on December 11, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus of the Company dated December 3, 2018 through the date hereof:

Preliminary Prospectus dated December 3, 2018:

4,677 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Amna Malik
Name:	Amna Malik
Title:	Vice President

As representative of the prospective underwriters

[Signature Page to Acceleration Request Letter]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Raghav Maliah
Name:	Raghav Maliah
Title:	Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request Letter]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mulé
Name:	Paul J. Mulé
Title:	Executive Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request Letter]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request Letter]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Mandar Donde
Name:	Mandar Donde
Title:	Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request Letter]